                                                        Filed by EEX Corporation
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                         filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934
                                   Subject Company: Newfield Exploration Company
                                                 Commission File Number: 1-12534






                                                    NEWFIELD EXPLORATION COMPANY
                                                          Moderator: David Trice
                                                             05-30-02/8:30 am CT
                                                           Confirmation # 446989
                                                                          Page 1




                          NEWFIELD EXPLORATION COMPANY

                             MODERATOR: DAVID TRICE
                                  MAY 30, 2002
                                   8:30 AM CT



Operator:  Good day everyone and welcome to Newfield Exploration's Conference
         Call about the acquisition of EEX Corporation. Just a reminder, today's call is being recorded and before we get started, just one housekeeping matter.

         Our discussion today will contain forward-looking statements such as estimated or anticipated financial results, financing plans, future capitalization, production targets and drilling plans. Although we believe that the expectations reflected in these statements are reasonable, they are based upon assumptions and anticipated results that are subject to numerous uncertainties and risks.

         Please see our most recent annual report on Form 10K for a discussion of certain risk factors that may cause actual results to vary in the additional disclosure in yesterday's news release.

         At this time for opening remarks and introductions, I would now like to turn the call over to the President and Chief Executive Officer, Mr. David Trice. Please go ahead sir.

David Trice:  Thanks (Phil). Good morning everyone and thanks for joining us.
         As you know from the news release, we agreed to acquire EEX Corporation by means of a merger that will result in EEX becoming a wholly owned subsidiary of Newfield.


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                                                    NEWFIELD EXPLORATION COMPANY
                                                          Moderator: David Trice
                                                             05-30-02/8:30 am CT
                                                           Confirmation # 446989
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         We are very excited about the transaction and the positive things it does for Newfield. The transaction is subject to the approval of the EEX stockholders and customary regulatory approvals. We expect to complete the transaction in the third quarter.

         We have prepared some graphics and maps that will go along with our remarks this morning and have posted those to our Web site at www.newfld.com. Just click on the presentation and follow along. Again, that's newfld.com.

         As we go through the presentation this morning, you will hear us repeat a couple of common themes. First, EEX has quality assets including its people. But these assets need to be part of a stronger balance sheet. Second, the assets of Newfield and EEX are an extraordinary fit. Keep these themes in mind as we go through the presentation.

         Before we get started, let me introduce the others that are here this morning. We've got Steve Campbell, the man that you talked to last night, Bill Schneider who runs international here at Newfield, (Tom Hamilton) is with us this morning, Elliott Pew, our Vice President of Exploration who spent a lot of time on this transaction, (George Dunn) who runs our onshore group and was very involved in the transaction and the evaluation of the onshore assets, Dave Schaible, our Vice President of Acquisitions and Development, Terry Rathert, our CFO.

         Terry didn't have much sleep for the last ten days so we ask that you don't ask him any hard questions this morning.

         Now if you're with us on the slides, place up to the first slide, which is entitled, The Big Picture. And before I tell you about the terms of the deal, let's spend a few minutes talking about the big picture.


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                                                    NEWFIELD EXPLORATION COMPANY
                                                          Moderator: David Trice
                                                             05-30-02/8:30 am CT
                                                           Confirmation # 446989
                                                                          Page 3




         The first slide shows the big picture and it shows our existing Newfield properties in yellow and EEX's properties in red. Actually what it shows are for the most part our producing properties.

         This slide has been - this is the slide that sold our Board of Directors on the merits of this deal. Our assets fit together extraordinarily well. We'll come back later in the call and visit specific areas but I think it's important to see the overlapping strategic benefits of the deal before we move into the details.

         There is a good chart in our news release that details the significance of this transaction to Newfield. It transforms our company, makes us a much larger player in South Texas, gives us an entry into the deepwater Gulf of Mexico, extends our reserve life and provides a more balanced asset portfolio.

         EEX's proved reserves are located along the Texas and Louisiana coasts, which will coordinate fuel focus areas. Their reserves are 94% natural gas and their major fields have a seven to eight year reserve life.

         EEX operates or owns an interest in some of the largest producing fields in the major trends along the Gulf Coast. As you know, big fields tend to get bigger and we believe that will continue to be true with many of the EEX's onshore legacy assets.

         We'll also gain an entry into a couple of new onshore trends like the (Balbury) Basin of southwest Texas, tight gas ends in east Texas as well as some trends along the upper Texas Gulf Coast.

         We will add a new focus area in the deepwater Gulf of Mexico, an area we have been working to enter over the last 12 to 18 months. EEX has an extensive 3-D database and 68 deepwater blocks, a majority of which are soon to be in partnership with Shell following its acquisition of Enterprise.


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                                                    NEWFIELD EXPLORATION COMPANY
                                                          Moderator: David Trice
                                                             05-30-02/8:30 am CT
                                                           Confirmation # 446989
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         Shell is an industry leader in deepwater both in technology and control of infrastructure and we will clearly benefit from this future association.

         EEX and BP Exploration recently signed an (AMI) on about 112 lease watch on the Shelf to jointly explore ultra deep drilling opportunities, drilling depths generally greater than 20,000 feet. EEX calls this play concept Treasure Island.

         EEX and BP went to the most recent lease sale together as well and now control 29 blocks within the (AMI) area. We will benefit from the technical expertise and potential upside this alliance brings.

         In the Gulf of Mexico, Newfield's asset base and portfolio drilling ideas will be complimented by EEX's inventory of higher potential ideas both deeper on the Shelf and in deepwater. We'll talk more about South Texas and the Gulf of Mexico assets later in this call.

         So that's the big picture and we believe it's compelling. The EEX assets are quality and they fit well with Newfield's existing assets very well. And as I said at the beginning, these assets will benefit from Newfield's strong balance sheet.

         Let's go to the terms of the deal on the next slide. We plan to issue
         7.1 million shares. Four point seven million of those shares will go to EEX's preferred stockholders and 2.4 million shares to the common stockholders.

         EEX common stockholders that also had the option to receive units and a royalty trust in the Treasure Island play. Upon closing, EEX shareholders will own about 12% of Newfield and we will have about 56 million shares outstanding on a fully diluted basis.


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                                                    NEWFIELD EXPLORATION COMPANY
                                                          Moderator: David Trice
                                                             05-30-02/8:30 am CT
                                                           Confirmation # 446989
                                                                          Page 5



         The transaction is expected to qualify as a tax-free reorganization for better income tax purposes. Excluding the royalty trust units and cash for fractional shares, we will use purchase accounting method to account for the transaction.

         While we're in the close of this transaction, we will have debt of about $790 million with a total enterprise value of about $2.8 billion. You'll see our credit stats at the end of the presentation. They are still among the strongest in our peer group.

         So that's how we plan to do the deal but obviously the more important is why and those reasons are outlined on the next slide.

         First and foremost is the big picture, which we already covered. The assets fit. If you visit our office anytime soon, you may see a sign on the wall that says, it's the fit stupid. I'll keep reminding myself that's what really matters.

         We will maintain our focus areas on select geographic regions where we have expertise. Our assets overlap and compliment each other very well. EEX has quality assets with considerable drilling upside and we have the means to develop more capital to those assets and concepts, which will allow the realization of their full potential.

         Next is accretion. This acquisition is projected to be accretive both to earnings and cash flow. Because of our high margin Gulf of Mexico reserves, it is difficult for us to find an acquisition that is accretive and extends our reserve life but this one does.

         The fundamentals of the North American natural gas story are strong and we believe gas is the right commodity to own. With this transaction, our asset base will be 85% natural gas and 97% of our reserves will be located in North America. About 55% of our pro forma reserves will be
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                                                    NEWFIELD EXPLORATION COMPANY
                                                          Moderator: David Trice
                                                             05-30-02/8:30 am CT
                                                           Confirmation # 446989
                                                                          Page 6



         onshore. Our reserve life will be extended by approximately 10% to nearly six years at current production rate.

         And finally, this acquisition creates size. It makes us both bigger and better. The transaction better equips us to tackle some higher risk plays like the deep Shelf in deepwater. Post acquisition, Newfield will have proved reserves of about 1.3 Tcf and daily net operating production of more than 600 million cubic feet per day.

         In typical Newfield fashion, we will issue a more detailed production forecast later this year but we are on target to meet our 2002 stand alone production target of 180 to 185 (Dcfe), an increase of three to 6% over 2001 volumes.

         Our early evaluation and planning efforts on EEX indicate that we expect to grow the EEX production volumes at least 5% in 2003. Their current production is about 120 million cubic feet equivalent per day. These assets have identified drilling targets and we will make the capital available to exploit these quality ideas.

         Moving to the next slide. This slide shows some quick stats that show the significance of the acquisition starting with lease owned. Our developed and undeveloped position in South Texas goes up more than 600%. Pro forma, we will have access to 130,000 developed acres and nearly 300,000 undeveloped acres.

         This transaction gives us room to explore and provides a deep inventory of drilling prospects, which have been developed by a very talented team in San Antonio. You will see a slide of their track record in a few minutes. We will make sure they have access to the capital to drill their prospects and develop their ideas.


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                                                    NEWFIELD EXPLORATION COMPANY
                                                          Moderator: David Trice
                                                             05-30-02/8:30 am CT
                                                           Confirmation # 446989
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         Our acreage position in south Louisiana nearly doubled with the addition of ((inaudible)). Newfield has been actively exploring in south Louisiana this year with three active 3-Ds in various stages of completion and a high potential wildcat drilling today at our Hollywood Houma prospect.

         We were already a dominant player on the Shelf of the Gulf of Mexico and we have been cautiously moving toward the deepwater. We will now have an interest in about 225 Gulf of Mexico lease blocks. One hundred ninety of those are current Newfield leases and 85% of these are held by production.

         EEX and BP control 29 blocks in an (AMI) with BP, which covers 112 total blocks on their Treasure Island play. We are also gaining a foothold in deepwater with the addition of 68 lease blocks and we'll talk more about that in a few minutes.

         Having started Newfield 13 years ago with no assets, we understand the benefit of owning a property base. That base gets a lot bigger with this deal.

         The next slide is a chart of EEX's onshore production. Back in 1996, their production was dominated by the giant Bob West field located in Star County, Texas. This 600 plus (Dcf) field is on natural decline but as you can see from the chart, on the face of this decline, EEX was able to sustain production almost entirely through the drill bit.

         What's more, EEX sold producing properties during this time as well to fund some of those deepwater plays. I think this chart is a strong testament to the quality of their onshore employees and we look forward to having them join Newfield.

         The next chart shows Newfield and EEX on a combined basis onshore. We both have strong records of production, growth and reserve areas. On this slide, we plotted Newfield and EEX's


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                                                    NEWFIELD EXPLORATION COMPANY
                                                          Moderator: David Trice
                                                             05-30-02/8:30 am CT
                                                           Confirmation # 446989
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         onshore production growth since 1999. Newfield has grown at a combined annual growth rate of about 25% over this period and normalized for asset sales, EEX was able to grow at about 8%.

         Turn to the next slide and we'll look at some of EEX's major assets in South Texas and how they add to our current onshore program.

         The map shows five of EEX's major fields. I think actually with the dots all over, it shows all of their fields but we're going to talk about the ones that are flagged and our fields are shown in yellow.

         So let's run through some quick facts on each of these very extremely valuable fields starting with Vaquillas Ranch.

         This is one of the highest valued assets in the transaction. The field is located east of Laredo, Texas in Red County and is a prolific producer in the ((inaudible)) trend. This field was discovered in the early 1980's and has produced more than 100 Bcf today. Current production is about 23 million cubic feet per day and EEX operates the field with a 100% working interest.

         Remaining reserves in the field are significant and we have identified drilling upside and planning to exploit this over the next year. We see at least five to six development drilling ideas in the field. This field will give us approximately 3300 acres that are developed in and around the Vaquillas Ranch field.

         At Dinn Ranch, this field has been in the news quite a bit lately so many of you may already be familiar with this asset. EEX and EOG have joint operatorship of the field where recent drilling has been very encouraging.


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                                                    NEWFIELD EXPLORATION COMPANY
                                                          Moderator: David Trice
                                                             05-30-02/8:30 am CT
                                                           Confirmation # 446989
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         This field is in the Wilcox Trend much like our existing production in
         South Texas. EEX's working interest in this field ranges from 35 to 50%.

         The Dinn Ranch field was also discovered in the late 1980's and has produced a little less than 10 Bcf today. The real upside here has been discovered in the last two years in deeper sections. Recent wells have tested at 20 to 25 million cubic feet per day and current field production is at 40 million cubic feet a day and is limited by current facilities.

         We see tremendous drilling opportunities in these deeper sections and an active development program that is expected to last 12 to 18 months is now underway.

         The Bob West field located in Star County is without a doubt a legacy asset. This field was discovered in 1991 and has produced more than 600 Bcf equivalent to date from the Wilcox. Current production was about 60 million cubic feet per day.

         Bob West is operated by El Paso and EEX's working interest ranges from 37 to 61%. The old adage that big fields tend to get bigger definitely applies here and we expect that there's more to do in this giant field.

         The Monte Christo field located in the Vicksburg Trend at ((inaudible)) County is another legacy property with cumulative production of about 750 Bcfe. This field was discovered in the 1950's but there are lots of new ideas being explored in, around and below this quality asset. The field is operated by Exxon/Mobil with EEX holding a 40% working interest.

         There have been some recent wells in the deeper horizons with peak test rates of 50 to 60 million cubic feet per day. EEX was carried in a deeper test in the second quarter of this year, which loaded at 56 million cubic feet per day and plans are under way to drill additional tests in this area.


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                                                    NEWFIELD EXPLORATION COMPANY
                                                          Moderator: David Trice
                                                             05-30-02/8:30 am CT
                                                           Confirmation # 446989
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         So again, lots of current exploration in the field of deeper depths and we're confident there's more to do in this oil field at traditional depths.

         The Val Verde Basin will be a new focus area for Newfield. Within the last two years, EEX has made some significant discoveries in the region. Recent discoveries include the Langtry, Vinegarone East and ((inaudible)) fields.

         EEX has about 125,000 leased acres, 117,000 net in the play providing lots of earning room at modest drilling depths. There are 49 wells active in the fields with current production of about 70 million cubic feet equivalent per day or 32 million cubic feet equivalent per day net to EEX.

         Twenty-five wells were drilled in the region in 2001 but due to budget constraints in 2002, only six wells are planned for this year. Newfield will be able to infuse capital into these plays.

         That's a snapshot of a few onshore fields and as you can see from the map, there's a lot more there to explore and exploit.

         EEX's onshore assets are extensive and fit with our current areas of operation. We have the people and capital structure in place to grow these assets and we look forward to gaining additional expertise from EEX's proven team of onshore oil and gas finders.

         Now let's move to the Gulf of Mexico. It's a little easier to see these properties here than on our big picture map we used earlier but the message is the same, the assets are a great fit.

         Newfield's existing lease blocks are shown in yellow and EEX's blocks are in red. Newfield will hold more than 220 blocks on the Shelf and about 68 blocks in the deepwater. Forty-nine of

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                                                    NEWFIELD EXPLORATION COMPANY
                                                          Moderator: David Trice
                                                             05-30-02/8:30 am CT
                                                           Confirmation # 446989
                                                                         Page 11



         these blocks will be in partnership with Shell following the closing of Shell's acquisition of Enterprise.

         We are all well aware of Newfield's current track record in the Gulf of Mexico. What EEX's Gulf of Mexico assets bring to the table is a tremendous amount of option value.

         We will be exposed to significant drilling opportunities and reserves, development options and other deals with our new association of some higher risk, higher potential plays by Treasure Island on the Shelf and in the deepwater Gulf of Mexico. And we'll have an overriding royalty interest in Llano Discovery and an interest in two recent discoveries in the Llano area, Devils Island and Jason.

         EEX developed the Treasure Island concept and recently announced a joint venture with BP. BP has acquired 75% of EEX's current interest and 23 shallow water lease blocks plus six blocks obtained in lease sale 182.

         During the next year, BP will conduct further leasing and geophysical activities in the area of mutual interest, which covers about 112 blocks and BP will carry EEX with 25% during this one-year period.

         At the end of the evaluation period, BP may elect to retain all or part of the Treasure Island acreage by drilling up to three wells and carrying EEX for 25%. BP must make the election to drill the first well by June 1 of next year.

         In the deepwater, we outlined EEX's key focus areas. They're the green circles on the map. Let me focus briefly on these areas.


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                                                    NEWFIELD EXPLORATION COMPANY
                                                          Moderator: David Trice
                                                             05-30-02/8:30 am CT
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                                                                         Page 12



         In the Auger Mini-Basin as you know the industry's drilled about 12 wells with no dry holes. To date, more than a billion barrels of oil has been discovered in this area with producing depths from the ((inaudible)) between 20 and 25,000 feet.

         EEX has two discoveries in the basin, Jason and Devils Island and at Devils Island, a second sidetrack well is currently drilling. Our deepwater team likes to say this is a great zip code. It's a good place to be in the deepwaters of the Gulf of Mexico.

         In the Green Canyon area, EEX has a leased position and a couple of identified prospects. These prospects offset the (Murphy) frontrunner discovery at Green Canyon 338. EEX also has some acreage offsetting (DP Aspen) discovery in Green Canyon 243. In summary, EEX has 18 blocks in this area with 14 to be in partnership with Shell.

         EEX has an (AMI) with Anadarko and its Mississippi Canyon focus area. The basic concept here is to push the hickory stands which are sub salt into the deepwater. Anadarko is contributing pre-stacked depth migrated data to earn a 25% interest in this area. EEX's acreage here is also located near Shell's ((inaudible)) discovery with multiple sub sea gas discoveries.

         The next slide shows a detailed map of the Auger Mini-Basin and some of the key discoveries in this prolific trend. EEX recently sold its interest in the Llano Discovery to Amerada Hess for $50 million but as previously noted retained an override for 1/2 of 1% of production up to 100 million barrels and 1% thereafter. Shell will become the field operator following the Enterprise acquisition.

         EEX and partners had a new discovery at Devils Island and a sidetrack well is currently drilling with results expected in the next couple of weeks. If Devils Island is commercial it may lead to the development of EEX's Jason Discovery, which is probably too small to develop on a stand-alone basis.



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                                                    NEWFIELD EXPLORATION COMPANY
                                                          Moderator: David Trice
                                                             05-30-02/8:30 am CT
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                                                                         Page 13


         There are also other quality prospects on adjacent EEX acreage such as Travis and Bowie, which are shown on the map.

         Moving on to the next slide, which goes to our production and reserves by area. This acquisition balances our proved reserves and lengthens our reserve life. Post acquisition, about 55% of our total reserves will be located onshore in ((inaudible)) fields along the Gulf Coast in the mid continent. Thirty three percent of our reserves will be in the Gulf of Mexico and 3% in Australia.

         Our production makeup will also change with about half of our production continuing to come from the Gulf of Mexico and about 30% from onshore Gulf Coast and 4% from our oil fields in Australia.

         Our combined production will be about 625 million cubic feet equivalent per day and that's a long way from the 77 million cubic feet equivalent per day we had back when we went public in November of 1993.

         The acquisition provides Newfield with a better balanced portfolio. Our prospect inventories will now have a spectrum of risk and rewards and we can build more optimal annual drilling calendars that will expose our shareholders to more potential reserves at the right risk profile.

         On the next slide, we have highlighted the attributes that EEX's property base contributes to this matrix and those are shown in yellow. You can see it's an extensive diversified portfolio of opportunities that we have in front of us.

         The next slide shows a summary of our balance sheet following the acquisition. We expect our total debt to be about $790 million after closing giving us a debt to book cap ratio of about 42%.
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                                                    NEWFIELD EXPLORATION COMPANY
                                                          Moderator: David Trice
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         On the next slide, pro forma credit statistics are shown and compared to others in our peer group. As you can see, we have very strong comparison. We are encouraged with conversations that we have recently had with the rating agencies regarding this acquisition.

         The next slide is one of the most important for you today I think and it basically shows how we value the transaction. It's really more complicated than just looking at proved reserves. We placed the assets in four buckets or columns on this chart and let's start with the crown jewel, EEX's onshore assets. That's the one on the left and I'll call it the onshore bucket.

         First of all, note that all of EEX's proved reserves are located onshore. EEX has not booked any reserves to the Llano override or to the Jason or Devils Island Discoveries nor have we.

         In our press release, we noted that Newfield's estimate of proved reserves is lower than EEX's. This is very typical in acquisitions that we do or just evaluate. But we also have a record of adding reserves after closing through conversion of probable and possible reserves to ((inaudible)) and by adding new reserves through exploration.

         Historically, we have added about .6 of a Bcf for every one Bcf we purchase in acquisitions. And there are plenty of places to add reserves here. EEX owns 61 producing fields, 120,000 developed acres, an additional 245,000 undeveloped acres and 63,000 fee mineral acres. This acquisition will allow us to do what we do well, acquire and exploit.

         In this case, our largest reserve difference is in approved reserves booked to the new Wilcox Discovery at Dinn Ranch. This accounts for about 50% of our total difference.

         To date, only four wells have been drilled in this new play and production data is limited. We have elected to be more conservative in what we would book as proved reserves at this time. But

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         this is a very significant discovery and with additional drilling, we expect to increase our reserves through time.

         The offshore bucket, column 2. If the onshore is the crown jewel then EEX's offshore assets represent the hidden jewels. Sixty-eight deepwater blocks in major fairways and interest in three discoveries. Forty-nine blocks in partnership with Shell. The Treasure Island play which EEX developed and has now brought BP in on a promoted basis and it'll use BP's extensive resources to progress this concept and hopefully test it with a drill bit in 2003.

         In addition, EEX owns a few shelf blocks with traditional prospects one of which we hope to drill in the fourth quarter of this year.

         Column 3 or the bucket on infrastructure assets. Due to financial constraints, EEX has had limited ability to disclose of the in search Garden Banks floating production system and related assets. We can remove this impediment and our plan will be to monetize these assets in an orderly fashion. The assets consist of the following components.

         The floating production system, which is a semi submersible drilling rig with production facilities. This unit could be sold as is or the production facilities might be removed and they and the drilling rig sold separately.

         The (EGBS) that's also include a 53-mile oil and gas pipeline system from the Auger Mini-Basin to a Shell platform. And there are eight sub sea treaties and related equipment, which can also be sold separately.

         At the end of last year, EEX wrote down the carrying of value of these assets to approximately $70 million following a study of their utility and value.
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                                                    NEWFIELD EXPLORATION COMPANY
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                                                           Confirmation # 446989
                                                                         Page 16


         The fourth and final bucket contains the value of EEX's net operating losses. They have over $360 million of NOLs which will be limited by
         Section 382 but assume you were a cash taxpayer, that projects out to a net present value of $35 million for these tax assets.

         Other items in bucket 4 reflect the strategic value of the deal, bigger, better, more balanced, longer reserve life.

         I'm going to close with the final slide, which will tell you a little bit about how we plan to implement the Newfield culture as quickly as possible.

         We talked with you often about our founding business principles and truly believe that they are the reason for our success. We will adhere to those principles and apply them to our new focus areas and employees.

         Second, we will study our new asset base and identify drilling opportunities in ways to more effectively and efficiently manage the properties. We plan to infuse capital into these assets and expect to have an aggressive drilling effort in 2003. The gain we expect to gross, production from the EXX assets by at least 5% over 2002 levels.

         We will monetize assets that are not essential such as this ((inaudible)) production facility. And finally, we will study our deepwater assets and inventories and make cautious investment decisions.

         We have a good team of people in house to tackle these challenges and they welcome the new focus area and the property base.

         That concludes our remarks this morning. And (Phil) we'll now be happy to take any questions that people may have.


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                                                    NEWFIELD EXPLORATION COMPANY
                                                          Moderator: David Trice
                                                             05-30-02/8:30 am CT
                                                           Confirmation # 446989
                                                                         Page 17


Operator: Thank you Mr. Trice. Our question and answer session will be conducted electronically. If you'd like to ask a question, please press the star key followed by the digit 1 on your touchtone telephone. We will take the questions as you have signaled us and take as many questions as time permits. Once again that is star 1 to ask a question. And we will pause for just a moment to assemble our roster.

         Our first question comes from Shannon Nome with JP Morgan.

Shannon Nome: Thanks and good morning. Congratulations on the transaction. My question relates more to the underlying asset value here. Can you give us an idea of what your take is on their (PB10) on something like a current gas price deck let's call it in the 350 area?

David Trice: I guess Shannon the best way to do this then they've got their, you know, reserve report out as part of their, you know, 10K and you can normalize those. And I don't want to go through exactly how we valued each piece of the puzzle but all the data's there for you to be able to do that.

Shannon Nome: Any changes to the hedged portfolio anticipated as a result of this?

David Trice: I think, as you know both companies are pretty substantially hedged through the third quarter of this year and EEX is hedged on beyond that. I think Terry's plans are that we'll just continue to maintain our discipline view with hedging and we'll add hedges when we believe it's appropriate.

         But as you know, we're going to be hedging from time to time.

Shannon Nome:  And just a quickie, who were EEX's reserve engineers?


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David Trice:  ((inaudible)).

Shannon Nome: Okay and then just one final thing before I drop here is you'd mentioned very briefly David the Hollywood Houma prospect. Is anything additionally you can tell us on that?

David Trice:  It's drilling.

Shannon Nome:  Drilling now?

David Trice:  Yes.

Shannon Nome:  And feel for timing or?

Man:  Sixty days.

Shannon Nome:  Okay. Thanks so much.

Operator:  Our next question will come from Phillip Pace with CS First Boston.

Phillip Pace: Morning guys, how are you? I like the transaction and I've always been impressed with the ((inaudible)) South Texas team. Are there any impediments to keeping that team together? Can you deal with separate compensation structures? Are there issues that are going to be difficult to overcome or do you see the integration working pretty easily?

David Trice: Well we hope it'll work pretty easily. In fact, we'll be - several of us will be going to San Antonio tomorrow to meet with the employees together with Tom, sit down and explain what we see the benefits of the transaction and welcome them aboard.

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Phillip Pace:  And how big will that make your South Texas effort employee wise?

David Trice: They actually have a pretty lean staff in San Antonio and from a, you know, from a (G&G) group, I think it's probably about ten and we have probably double that in our onshore team. So it'll maybe make us 50% bigger. We may need some more bodies. As you can see from the maps, we're adding a lot of properties.

Phillip Pace: Can you give us any color on timing and when you think the sidetrack is going to be down at Devils Island?

David Trice:  I think 20 to 30 days.

Phillip Pace:  Okay, thanks David.

Operator:  We will now hear from Dick Spencer with Westcliff Management.

Dick Spencer: I've got a question specifically about the Devils Island and ((inaudible)) Treasure Island and the BP agreement. You said it was a year before they have to decide whether or not they're going to put down that well? If they make a decision to go, what's the timing of actually completing a well? Is there anything specifically on requirements for them to maintain their farm in?

         And can you describe this royalty trust a little bit? Kind of what's going on with that?

David Trice: Yes, let me try to answer all those questions. You know, the BP deal, this is an intriguing play that EEX has been put together and they've managed to convince BP that they ought to spend some time and effort in their worldwide resources and, you know, further refining this play

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         and that's what they'll be doing over this next year and we think BP will be able to bring a lot to the table.

         This is drilling to pretty deep depths on the Gulf of Mexico. These wells could take maybe 180 days or longer to drill. We don't really know yet. I mean that's something that has to be worked out over the next year, that'll be part of the study process.

         To earn all of the acreage under the deal, BP has to drill at least three wells. They can earn parts of the acreage they have to drill all three wells. They don't have an obligation to drill any wells. So it is kind of premature to say what will happen. But I will tell you that BP has a lot of people working on this deal. And we feel confident that they will be vigorously pursuing over the time.

         This was an asset that was difficult to value in the transaction. And the way we decided to allow the shareholders to participate in that was to carve out a royalty out of EEX's retained interest, and to put that royalty in a trust. And the shareholders have the ((inaudible)) election to take units in that trust, and take lesser Newfield stock in the transaction if they so desire.

         It would be strictly royalties that go in the trust. There won't be any expenses associated with it, other than the cost of maintaining the trust. And that is done out of trust income. The unit holders will have no obligation at any time to contribute any money. I hope that answers the question.

Dick Spencer: Yeah. Specifically on the first well, what is the timing of their requirement to drill the subsequent second and third wells, in order to maintain their full 75% interest?

Terry Rathert: Yeah. They have to start before the end of 2003. And then, once the well gets down, which David said may take 180 days or more. We don't really know. That is under study. To continue to earn, they have to start the second well within 180 days of the release of the rig from the first well.


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         Then, once the second well is down - which, once again, that may be another 180 or longer days after that - once they have released that rig, to continue to earn, they have to drill a third well. And they have to start that within 90 days of the release of the rig from the second well.

Dick Spencer: Thanks. And on the details of the royalty trust, I would assume that is going to be in the proxy statement. What is the timing of that?

David Trice:  Terry, when do we ((inaudible)) proxy for that?

Terry Rathert: We hope to have the proxy prepared and to the SEC here within about two weeks or so.

Dick Spencer:  Thank you very much.

David Trice:  Thanks.

Operator:  Mark Friesen with BMO Nesbitt Burns has our next question.

Mark Friesen:  Good morning.

David Trice:  Good morning.

Mark Friesen: Just wondering, aside from Devil's Island, could you mention exploration plans or wells to watch for that are expected to start shortly or are currently drilling on specifically the new assets?

David Trice: Well obviously (Madin Ranch) is an area very active drilling activity, as well as Monte Cristo. Those are big wells, as we recited in the call. The first well at (Monte Cristo) tested at 56 million a

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         day. (Madin Ranch) wells have tested at 20-25 million a day. Those are very important wells. Those are the ones I would watch.

Mark Friesen:  Okay. Any locations selected in the Gulf, deep water?

David Trice: Well there is a well currently - the second sidetrack well is drilled in Devil's Island. And that is another one to watch. And that will be done within the next 30 days.

Mark Friesen:  Okay. All right. Thank you.

David Trice:  Thanks.

Operator:  We will now hear from Paul Leibman with Big Cat Energy Partners.

Paul Leibman:  Good morning.

David Trice:  Hi Paul.

Paul Leibman:  Can you provide a little more detail on the Treasure Island
         Trust? What is the overriding royalty interest that will be conveyed on that? And as I analyze your proposal here, if you basically look at the option presented, it appears that this override is being valued at about less than two cents per EEX share, or less than a million dollars. Is that your notion of what that interest is worth at the present time?

David Trice: Well as I said, it is difficult to value, because we don't - BP is not obligated to drill a well. We don't have any - there is no production that is in the unit trust at this time. What the unit trust will own is a 5% overriding royalty interest, proportionally reduced to EEX's interest, and a concept, which needs to be matured and needs to be proved.


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         And so it is obviously difficult to put a present value on that play at this time. But your two-cent number is about right. It is - that is a number that we agree with EEX that would be appropriate to put on this transaction at this point in time. It obviously has - it can be worth zero. It can be worth a lot.

Paul Leibman: Do you share the enthusiasm of Shell and BP and others that this could be one of the biggest exploration plays in the Gulf of Mexico.

David Trice: We think it is an interesting play. It is obviously an untested play. And it goes into areas where man really hasn't gone before. And so it has got a long way to go to prove that. But it is an interesting concept.

Paul Leibman: One follow up question - could you outline the lock-up provisions or break-up fees involved in the merger proposal?

Terry Rathert: The actual proposal details will be in the proxy statement of course. And I think we will wait for that time Paul to release those details.

Paul Leibman:  Thank you.

David Trice:  Thank you.

Operator:  Moving on, we will hear from Dave Zimmerman with Eaton Vance.

Dave Zimmerman: I got on late. And you may have covered this. But what was the trailing 12-month EBITDA? Or what is the expected EBITDA from EEX in 02?


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David Trice:  I don't have that. Tom, do you have the number?

Tom Ricks: I think it is about 120. But I have been through so many numbers lately, I can't remember.

David Trice: Why don't you give (Steve Campbell) a call after the call, and we will get that data for you. We just don't have it at our fingertips right now.

Dave Zimmerman: Okay. The second is the cost of replenishing production for EEX in 02. Is that roughly the same as - I don't know if they were successful efforts or not - is that roughly in line with the DD&A number? Or is it likely to be higher in your judgment.

David Trice: They are successful efforts accounting. And they were very good year last year, and added reserves of about a dollar. I think it is pretty early in this year to come up with numbers.

(Tom Hamilton): Yeah. There is a long history with that team of adding reserves at a dollar or less per Mcfe. So it will vary around that year by year. But that is a good long-term average.

Dave Zimmerman:  Okay. Great. Thank you.

Operator:  We will now hear from Ken Beer with Johnson Rice.

Ken Beer:  Good morning guys.

David Trice:  Hi Ken.

Ken Beer:  For David or maybe Terry, just one of the things that obviously
         Newfield brings to the table is their balance sheet. If you look ahead to 03, what sort of cap ex would you expect deployed to the
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         EEX properties as you kind of look ahead, vis a vis, what EEX was doing by itself? I am trying to get a delta as to in 02 EEX cap ex - clear cap ex, what would you look to do to that cap ex in 03?

David Trice: Well remember, there is a lot of components here. But in 2001, EEX onshore had an extraordinary year. And they spent about $70-75 million onshore I believe. This year, because of financial constraints, we have to cut that almost in half. We would like to get back to the $70-75 million range.

         As far as the deep water, the first thing will be to see what the Devil's Island well does. And we could be involved in a development over there in (Morada) ((inaudible)). And then obviously, as you know, we are a relatively new entrant to deep water. We are going to go cautiously. So we will be spending some time studying those assets. And I can't really give you a feel for what we would spend in deep water next year.

Ken Beer: Okay. Also, just separately, just shifting to the infrastructure assets, what sort of shackles have you all taken off, versus what EEX had in terms of finally, finally being able to sell and monetize those assets?

David Trice: Well I think the difference was that first those were part of a long-term leverage lease, which puts lots of restraints on where you could sell them and what you could do with them.

         They couldn't be broken up and sold into components. That was converted to notes. But unfortunately EEX didn't have the financial capacity to pay off those notes, to be able to really free themselves up to look to maximize the value of those assets in the most efficient form.

Ken Beer:  Okay. So again, it is your balance sheet that really helps out.

David Trice:  Yes. There you go.
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Ken Beer:  Okay. Thank you guys. Actually a good combination here.

David Trice:  Thanks.

Operator:  Ellen Hannan with Bear Stearns has our next question.

Ellen Hannan: Yes. Most of my questions have been answered. But just a couple of follow-ons here. In terms of the financial obligations that you are assuming from EEX, in addition to the infrastructure, will you just maintain those notes? Or do you anticipate paying them off? And what about the (Echo Jen) obligation that EEX had?

Terry Rathert: Let me talk about the notes first. As David mentioned, they have been converted basically to straight notes, and bear interest 7.54%. That is about the cost of other senior debts. So we don't have an immediate rush to pay those off.

         We will just look at what the capital markets opportunities are in the not too distant future, with our banks and bankers, to determine the best way to refinance the debt that we assume in the obligation.

         The (Echo Jen) obligation has been satisfied. That basically is all history. And so prospectively it doesn't come into play at all.

David Trice: Their bank debt, Ellen, we have taken out at closing. And that is the bulk of their debt.

Ellen Hannan:  Do you owe anything else on that to close that out? Or just as it is stated on the balance sheet?
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David Trice:  Well they did a - they refinanced their debt yesterday. And I guess the details of that weren't released in the call. But they did enter into a new bank agreement yesterday. And I don't have the details of that. Maybe Terry can. But -

Terry Rathert: Basically I think just restored their position with a new bank facility and paid off the old one. And things are more or less (hot straight normal) to go to closing.

Ellen Hannan: Okay. One other financial question. You mentioned that you are going to have a bridge loan to be able to fund this deal. Could you tell us the terms of that?

David Trice: Basically what we have is a bridge loan that is in place. I would tell you that as I view it my (ON) costs are less than $3-1/2 million if I don't use it. And it strictly is there for possible changes in capital markets. As I said, we do intend to basically pre-fund the take-out of the debt before closing. But that is just back up in case we need it.

Ellen Hannan: Okay. One last question. Who are you keeping, in terms of personnel from the EEX, it sounds like the original (Cicero) team. Anyone else? Just so we can have an idea of kind of what we are looking at for incremental G&A.

David Trice: Well I think we note in the release Ellen that we expect consolidation savings of about 50% of G&A. But (David Shaw), who will be heading our transition team over the next 2-1/2 months or so while we are waiting to close this transaction, those will be decisions that we will try to make deliberately over the next 2-1/2 months.

Ellen Hannan:  Okay. Great. Thank you very much.

David Trice:  Thank you.
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Operator:  We will now hear from Mike DeMaso with Guggenheim Partners.

Mike DeMaso: Hi guys. Just a follow-up on the notes. My understand is, these are the 7.54 notes, that they are unsecured obligations at EEX. Is that what they would rank?

David Trice: They are secured by the EGB facilities. And then I think there is also a guaranty at the EEX corporate level. So they are junior to the banks against the oil and gas assets. They are senior to the banks against the EGB assets.

Mike DeMaso: Okay. And that would be out of the same structure if these assets are transferred or acquired by you guys?

David Trice:  They will be acquired subject to those notes. That is correct.

Mike DeMaso:  Okay. Thank you.

David Trice:  Thank you.

Operator:  Jerry Bruni with J.B. Bruni & Company has our next question.

Jerry Bruni: Yes. Can you tell me if EEX was negotiating with any other potential acquirers?

David Trice: All I can tell you is that it was an arduous process over the last several months to get this deal and make it a good deal for both parties.

Jerry Bruni:  You can't say whether it was competitive?

David Trice:  I was only on one side of it?
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Jerry Bruni:  All right. Well I guess that is all you are going to say.

David Trice:  Tom may have a comment here.

(Tom Hamilton): This is (Tom Hamilton). It was a competitive process. This was not a negotiating deal.

David Trice: Just to give you a little background Jerry, I mean we first started talking to EEX about 18 months ago in this transaction. And negotiations would fade away. And then they would fire back up. And they really got serious about December of last year. But it has been a six-month process to do the evaluation and get a good understanding and come to a deal.

Jerry Bruni: I guess my question would be in terms of getting the approval that is necessary from EEX shareholders, what is the case? What precipitated this transaction?

(Tom Hamilton): This is (Tom Hamilton). We have made no secret to the fact that we thought we had some great assets. We didn't have a balance sheet. There were two options for trying to cure that. One was in the market. And as you may or may not know, we were in the second day of a bond offering on September 11 last year when the bond market suddenly closed on us.

         So that is when we became I think very much more focused on the other way to secure your balance sheet. And that is to get these assets with someone who has one. And that was basically where we ended up. And that is, in fact, one of the very important things about this transaction, is it will put the balance sheet behind these assets that they have needed.

David Trice:  Okay?
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Jerry Bruni:  No further questions.

David Trice:  Thank you.

Operator:  Moving on, we will hear from Irene Haas with Sanders Morris & Harris.

Irene Haas:  Hello everybody. Can you hear me?

David Trice:  Yeah. Hi Irene.

Irene Haas: Hi. Well congratulations regarding the bold move. And just a little general question - Newfield has a good track record on Gulf of Mexico shelf and more recently deep shelf, and definitely onshore Gulf Coast. And I just have a question regarding the deep water.

         I know you guys internally have thought about real hard certainly over the last three years. And just some thoughts on how are you going to ((inaudible)) that typically ((inaudible)) produces, i.e., lowering exploration ((inaudible)) and handling the whole commerciality of ((inaudible)) tighten the lag time between discovery and production, and making sure that it is financeable. So just a little color on that. That's all.

David Trice: I guess it starts with having good people and making good decisions Irene. We have assembled a deep-water team, are still in the process of assembling a deep-water team in Newfield. And they have a business plan in front of them that I think does - is a deliberate, systematic approach to deep water, as opposed to jumping out to eight or nine thousand feet of water.

         And we have talked with you and others about this in the past. But first and foremost we want to make sure that we do our geological homework, and that the plays that we drill have a good chance of success.
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         Our plans certainly over the next couple of years are to do things that are proximate to infrastructure, so that things can be turned into cash flow relatively quickly. But it really gets back to just making - in having good people and making disciplined financial decisions.

Irene Haas:  Thank you.

David Trice:  Thank you.

Operator:  We will now hear a question from David Heikkinen with Hibernia
         Southcast.

David Heikkinen: Good morning. A couple of quick questions. You planned a deep-water test in 2002, and hadn't discussed the prospect or what the intentions were. Does this acquisition replace that? Or would you still plan on drilling a new well?

David Trice: Well we have been searching for the right opportunity in deep water with our own team, and really haven't come up with one yet. But this one certainly accelerates our play in deep water, and gives us a portfolio of assets to deal with.

         So it won't give us a lot in terms of an ability to drill wells, to participate with others by trading acreage to farm out. As I say, it gets back to having a property base. We don't have one in deep water. And after this transaction closes, we will have 68 (blocks).

David Heikkinen: Okay. And then, off the acquisition, you are drilling a delineation well in (Ohazase) 12-1 South. Any update on the status there?

David Trice:  That well is down. And it had residual oil in it.
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David Heikkinen:  Okay.

Operator:  We will now hear from Tom Nowak with Merrill Lynch.

Tom Nowak:  Hi. Good morning. My questions have actually been answered.

David Trice:  Thank you.

Operator:  Jung Park with Gealanalytics.com has our next question.

Jung Park:  Yes hi. I had a question regarding the terms. Is that fixed ratio?
         Are there any collars? Walk-aways?

David Trice:  Fixed.

Jung Park:  Okay. And the default election would be that ratio?

David Trice: That is correct. If they don't elect ((inaudible)), whatever it is going - five zero, five seven, oh three, or something like that.

Jung Park:  Okay. And what are you going to do with EEX's gas sale obligation?

Terry Rathert: I think the concept is that we would like to wind it up, and basically take that out of the picture. Fundamentally those reserves are hedged. And if in the process of lining up we would re-hedge that, so as far as economically we would be indifferent to whether it remained or was wound up.

Jung Park:  Okay. And which regulatory approval did this deal require?
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David Trice:  ((inaudible)).

Jung Park:  Okay.

Terry Rathert: ((inaudible)). And then of course the proxy has to go through the SEC review process before it is mailed to shareholders.

Jung Park:  Okay. That was it. Thank you.

David Trice:  Thank you.

Operator:  We will now hear a question from John Koodrich with First Albany.

John Koodrich: Good morning and congratulations. Just a follow-up question on the floating production system, and related assets sale, and the related notes. Is there a timeframe when you would hope to complete the asset sale or sales? And once those assets are monetized, would you be required to take out the 754s?

David Trice: Well it is secured. So you couldn't sell all or any part of that without the consent of the note holders. So that apparatus would require prepayment. As far as a timetable, we will work with EEX during the transition period to understand the options that are available for monetization of those assets. And probably in the next six weeks, we will be in a lot better position to give you a timeline.

John Koodrich:  Okay. Thank you.

David Trice:  Thanks.
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Operator:  Joe Allman with RBC Capital Markets has our next question.

Joe Allman:  Good morning.

David Trice:  Good morning.

Joe Allman: Could you explain the minority interest item in EEX's reserves, and what the implication is going forward?

Terry Rathert: The minority interest relates to a 1% interest that is associated with the gas sales obligation. And it is included on an equity accounting basis. Fundamentally on the balance sheet what is shown is a $5 million minority interest is the maximum potential repurchase price, that 1% interest. So that is where that arises.

Joe Allman:  Okay. Thank you.

David Trice:  Thanks.

Operator:  We will now hear from Larry Busnardo with Petrie Parkman.

Larry Busnardo:  All my questions have been answered. Thanks.

David Trice:  Thank you.

Operator:  We will now hear from Dan Rice with State Street Research.
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Dan Rice:  Thanks. I have a couple questions. I will take them one at a time. Is the recently negotiated bank line contingent upon this deal being done?

David Trice:  It signed yesterday.

Dan Rice:  And it is contingent upon the deal being done? Or is it a standalone?

Terry Rathert: No. It was executed, and is not contingent on anything. It is a done deal Dan.

Dan Rice: Okay. And could you just refresh me on what sort of shareholder vote laws we are looking at for EEX shareholders?

David Trice: You have two classes of shareholders - common and preferred. They have class votes. And under a Texas corporation, it requires two-thirds of the outstanding shares to approve it.

Dan Rice: Okay. And the last question is the 5% overriding royalty rate that has been described, if you find that there is problems with existing EEX shareholders, is that rate negotiable?

David Trice:  On the overall?

Dan Rice:  Yeah.

David Trice:  No. This deal is a done deal between EEX and Newfield.

Dan Rice:  Okay. Thank you.
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Operator:  Just as a reminder, if you have a question, please press the star key. And if you find that your question has been already answered, you can remove yourself from the queue by pressing the pound key.

David Trice: Let me just make one comment to follow up Dan's question. When you carve out overrides, you have to look at the overall underlying economic effect of the guy that owns the working interest.

         And what we did was strike a balance of putting enough in the hands of the shareholders, and leaving enough with the company so that the company has the incentive to invest in this project as it moves forward. And that is really the balance we struck. And that was fully described in the proxy materials.

Operator:  Moving on, we will hear a question from Amine Benali with John
         Hancock Funds.

Amine Benali: Yes, hi. Congratulations guys. Most of my questions have already been answered. But I do have a follow-up on your deep-water answer. I didn't quite get that. And I was curious how much capital does EEX have committed to the deep water, and how much you would be committing for year, for 02?

David Trice: Well EEX's budget for deep water this year was $10 million, all of which has been spent on the Devil's Island drilling. They drilled the initial well, one sidetrack. And they are on the second sidetrack right now. And essentially that will be the budget for this year.

Amine Benali:  Right. You will not be upping that this year?

David Trice:  We are going to do a lot of studying on the deep-water portfolio over the next six months. That will be our plan.
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Amine Benali:  Okay. And what was EEX's production guidance for the year?

David Trice: I think they are currently making a little over 120 million cubic feet a day. And I think we have them between 40 and 42 Bcfe for the year.

Amine Benali:  Okay. All right. Thank you very much.

David Trice:  Thank you.

Operator:  Drew Figdor with Tiedemann Investment Group has our next question.

(David Lieberman): Hi. A quick question, just trying to understand if I wanted to - this is (David Lieberman) - if I wanted to, am able to elect for 100% to my stock, the unit?

David Trice: You can. But if it - there will be a proration amount back. So it will just depend on how many people elect re-units. But you do have the option to elect to take units of ((inaudible)) Newfield shares. If it is over-subscribed, then you do an allocation. And that will again all be in the proxy statement. And hopefully the lawyers write it clear enough so we can all understand it.

(David Lieberman): Right. The way I understand it is if I take one of my shares and elect it for the units, it is almost - instead of - it is almost like 100 times what I would get from an FX share.

David Trice: You get one unit per share. So you either get whatever the proximal share is for your share, or you get a slightly - if you get it proportionally, you get a slightly lower exchange ratio, and one unit in the trust per share.
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(David Lieberman):  Got you. And when would I be able to elect that?

David Trice: All of that will be described in the proxy materials that come out.

Terry Rathert:  But it would be - those elections would occur prior to the vote.
         So you would know how that worked out.

(David Lieberman):  Prior to the vote.

Terry Rathert:  Yes.

(David Lieberman):  Okay. And not the close?

Terry Rathert:  That is right. It would be prior to the vote.

(David Lieberman):  Okay. And when do you expect the transaction to close?

Terry Rathert:  On or before September 30.

(David Lieberman):  Okay. Is there any sort of pricing period? Or not at all?

David Trice: Since it is a fixed exchange ratio, then pricing period would not be applicable.

(David Lieberman):  Got you. Appreciate it. Thank you very much.

Terry Rathert:  You are welcome.

David Trice:  Thank you.
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Operator:  Michael Emerald with Longfellow Investments has our next question.

Michael Emerald:  If everyone chose stock, would they all receive stock?

David Trice:  Yes.

Michael Emerald:  Thank you.

David Trice:  The units are strictly optional.

Operator:  We will now hear from Rehan Reshid with Freeman, Billings, Ramsey.

Rehan Reshid: Good morning David. Quick question from the strategic point of view. This definitely adds and strengthens to your near term growth, and gives you that long-term growth potential. Going forward, any other plugs that you would like to add, or any other holes that you would like to fill to complete the portfolio? Future acquisitions, if made, what would that target or organically speaking?

David Trice:  Well I would like to chew on this one for a while and adjust it
         Rehan before we go to another one. Is that a fair answer? ((inaudible)) punching in the bag. But -

Rehan Reshid: Well, I may be going towards what you talked about earlier of going internationally in Brazil. Or are you basically happy with what this would do in terms of setting up Newfield for the next five years, working with what you have? Next not five years, but maybe -

David Trice:  Five years is a long time for a 13-year old company. But I mean it certainly gives us a great position in our core focus areas. I mean we are not going to stop the other things we are doing.
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         We do expect to bid in the next round in Brazil. We have opened an office in London to start looking at the North Sea. And those things will be ongoing. Our main business keeps going.

Rehan Reshid: Sure. Because again, I mean by the time you really find out about the ultra-deep or deep water, we are out into 04/05. So what about the ((inaudible)) chunk somewhere in between now and then is what I am thinking to.

David Trice: Well just look at our traditional growth and the areas that it has come from Rehan. I mean we obviously moved on shore about five years ago. And it has been probably the largest growth engine for Newfield. And what this does is really fuel that engine.

         I mean we have got a 600% increase in our acreage in South Texas. And if you look at the maps, you will just see the pervasiveness of the position that we have got. Plus we have got more exposure to deep water and to deep shelf.

         Plus we have got what Newfield brings to the table. And we have had an excellent year this year, both in traditional depths in the Gulf of Mexico and in the deep shelf, and have a lot going on in our own portfolio along the Gulf Coast, which we really didn't talk a lot about today. But we have got a number of 3D projects ongoing there, a number of which will be drilled this year.

         So separate and apart from this acquisition, we think we had a lot of things in place to keep the engine running.

Rehan Reshid:  Okay. Good. Thanks.

David Trice:  Thank you.
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Operator:  Just as a reminder, if you would like to ask a question, please press star 1. We will now hear from Mark Meyer with Goldman Sachs.

Mark Meyer:  Good morning David. Just one more question about Treasure Island.
         And was wondering what would keep BP from I guess materially accelerating things there. Is it a prospect development issue, a mechanical issue? You characterized this as kind of a regime, where no man has gone before. Could you be a little more specific?

David Trice: Well obviously we are not going to say a lot, because we are under obligations with BP not to say a lot about this play. But it is obviously something that BP was interested enough in to come in as a promoted partner. And that is probably the best way to summarize it.

(Tom Hamilton): This is (Tom Hamilton). Let me comment on that. I think the drilling depths that we are talking about are typically deeper than what industry analysts have been characterizing as deep shelf, which are typically in the 15-20,000 foot range.

         While we certainly see opportunities there, these plays - and there is more than one play out there that we see - are in fact, one of the plays is an extension of some of the larger discoveries that have been made in the deep water of Gulf of Mexico. They simply occur up under the shelf.

         So the same sort of drill depths and the same plays. There is a play, the deepest play, which has not been proven in US waters, although it is a play that has good analogs in Mexico.

Mark Meyer:  So it is potentially a different concept altogether.

(Tom Hamilton): It certainly is for the offshore US. But I think the important thing is some of the biggest discoveries that have been made in recent years in deep water, we have analogs for those plays sitting under the shelf. So it is not - this is not a one shot kind of way.
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Mark Meyer:  Sounds like it might be a bit oily as well.

(Tom Hamilton): It is difficult, with the data we have, it is difficult to forecast which phase you are going to be in.

Mark Meyer:  Okay. Thanks a lot.

David Trice:  Thanks.

Operator:  We will now hear from Michael Santelli with National City Investment
         Management.

Michael Santelli: Good morning. Just discuss a little bit about cost cutting with respect to EEX SG&A and what not. I think I saw something in the press release.

David Trice: Oh, we indicated that we expect to have consolidation savings of about 50% of their G&A. Obviously there are lots of overlaps in the company.

Michael Santelli:  What does that convert to in dollars?

David Trice:  Six million, or about six or seven million dollars a year.

Michael Santelli:  Six or seven million?

David Trice:  Right. A year.

Michael Santelli:  Okay. And that should be pretty quick after the close?
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David Trice:  Yes. Most of it.

Michael Santelli:  Okay. Thank you.

David Trice:  Thank you.

Operator:  We will now hear a follow up question from Ken Beer.

Ken Beer: Actually just a follow-up from the previous question as to what we might expect in terms of kind of severance/change of control type non-recurring charges for the transaction, just some sort of a ballpark?

David Trice: It is probably in the - with banker fees and all the transaction costs, kind of hard to break them all down. And that will be detailed in the proxy statement. It is in the range of, with banker fees, and there is two or three banks involved, about $20 million, in that range.

Ken Beer: Okay. And then just separately, if I remember correctly, the rig obligation that you all have, I think it started on - that pretty much runs out June 30. Is that correct?

(Tom Hamilton):  July 3, to be more precise.

Ken Beer:  July, okay.

David Trice:  That is Independence Day at EEX.

Ken Beer: Got you. Okay. All right. So that pretty much is being you. That's great.

(Tom Hamilton):  We expect most of that to be used up in this transaction.
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Ken Beer:  Sure. Absolutely. I understand. All right. Thank you guys.

David Trice:  Okay.

Operator: Mr. Trice, it appears that there is no further questions. I will turn the conference back over to you for final and closing remarks.

David Trice: I want to thank everybody for participating in the call this morning. As you can tell, we are excited about the transaction. We think it does a lot for us. It is hard for me to envision a company that we could do a better bid toward that brings so much to us in terms of extending the reserve life, bringing lots of upside potential, and being accretive at the same time.

         We are excited about it. We will be out talking to shareholders over the next several days and weeks. But again, it gets back to we fit together extraordinarily well. It makes us bigger, better and stronger. We appreciate your support. If you have got any questions, certainly don't hesitate to call (Steve Campbell) or any people on the team. We are always happy to talk to you and answer any questions that you have.

         So again, thank you for joining us this morning. And we appreciate your support.

Operator: Thank you. That does conclude today's conference. Thank you for your participation.

David Trice:  Thank you (Phil).

                                       END

FORWARD-LOOKING STATEMENTS

This conference call transcript by Newfield Exploration Company includes forward-looking information. All information other than historical facts included in this presentation, including information regarding estimated proved reserves, production targets, anticipated production rates, planned capital expenditures, the number of wells planned to be drilled in the future, the relative risks and potential of planned exploratory wells, the availability of capital resources to fund capital expenditures and business strategy and other plans and objectives for future operations, is forward-looking information. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such expectations are based upon assumptions and anticipated results that are subject to numerous uncertainties. Actual results may vary significantly from those anticipated due to many factors, including drilling results, oil and gas prices, industry conditions, the prices of goods and services, the availability of drilling rigs and other support services and the availability of capital resources. In addition, the drilling of oil and gas wells and the production of hydrocarbons are subject to governmental regulations and operating risks.

There are numerous additional uncertainties inherent in estimating quantities of proved oil and natural gas reserves, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates made by different engineers often vary from one another. In addition, results of drilling, testing and production subsequent to the date of an estimate may necessitate revisions of such estimates. Accordingly, reserve estimates are generally different from quantities of oil and natural gas that are recovered.

ADDITIONAL INFORMATION

Newfield and EEX will file with the SEC, and EEX will mail to its shareholders, a proxy statement/prospectus in connection with the transaction. Shareholders of EEX are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about Newfield, EEX and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) at the SEC's web site at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from Newfield or EEX. Each of Newfield and EEX and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of EEX in favor of the transaction. Information regarding the interests of the officers and directors of Newfield and EEX in the transaction may be found in EEX's proxy statement for its annual meeting of shareholders held on May 30, 2002 and will be included in the proxy statement/prospectus when it is filed. In addition, each of Newfield and EEX file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 for further information on its public reference room. The reports, statements and other information filed by Newfield and EEX with the SEC are also available for free at the SEC's web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Newfield or EEX.